SECURITI 04016478 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOVARO Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Ave
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973 744 3307 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla PC
(Name – *if individual, state last, first, middle name*)

Park 80 West, Plaza One (Address) Saddle Brook (City) NJ (State) 07663 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas E. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOVARO Partners LLC, as of 31 December, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Thomas Cook
Signature

Finance & Operations Principal
Title

EDWARD ENGINGER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 19, 2004

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOVARO Partners, LLC

Financial Statements

With

Independent Auditors' Reports

For the Years Ended December 31, 2003 and 2002

BOVARO PARTNERS, LLC
DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

RMS B&G ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Members of
BOVARO Partners, LLC

We have audited the accompanying statements of financial condition of BOVARO Partners, LLC, as of December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOVARO Partners, LLC, as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 3, 2004

BOVARO PARTNERS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS:		
Cash and cash equivalents	$ 35,883	$ 31,246
Accounts receivable, net	188,879	49,198
Prepaid expenses	2,898	1,227
TOTAL CURRENT ASSETS	227,660	81,671
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation of $18,702 and $11,478	22,681	22,795
OTHER ASSETS:		
Organization costs, net of accumulated amortization of $4,206 and $2,223	4,750	8,893
Security deposits	9,800	9,150
Goodwill	24,362	-
Investments	7,500	-
TOTAL OTHER ASSETS	46,412	18,043
TOTAL ASSETS	$ 296,753	$ 122,509

LIABILITIES AND MEMBERS' CAPITAL

	2003	2002
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 17,364	$ 17,168
TOTAL CURRENT LIABILITIES	17,364	17,168
MEMBERS' CAPITAL	279,389	105,341
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 296,753	$ 122,509

BOVARO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
BOVARO Partners, LLC ("the Company") is a broker-dealer registered with the Security and Exchange Commission (SEC). The Company began business in 2002 and became an approved broker-dealer in April 2002. The Company is a member of the National Association of Security Dealers, Inc. (NASD) and is registered to do business in five states. The Company's operations consist primarily of engaging in financial advisory and private capital raising services. Additionally, the Company has paid its assessments and is a member in good standing with SIPC.

Revenue Recognition
Private capital raising revenues arise from transactions in which the Company acts as an underwriter or agent on a "best efforts basis". Retainers' income includes fees earned for providing financial services. These revenues are recorded in accordance with the terms of the underlying agreements.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the useful lives of the assets, which range between five and seven years.

Goodwill
Goodwill represents the excess of the cost over the fair value of its net assets at the date the Company purchased the partnership interest of two of its prior members. In accordance with SFAS No. 142, "Goodwill and Other Assets", the Company will test goodwill annually for impairment.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
No provision for income taxes is required, since the Company is recognized as a partnership for federal or state income tax purposes. Members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

BOVARO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 2 - CAPITAL SUBSCRIPTIONS RECEIVABLE:

At December 31, 2002, the Company has two non-recourse promissory notes receivable from two of its members for $685,000. This amount constitutes capital subscriptions receivables which are subject to pledge agreements. During August 2003, these two members were bought out by the Company and these promissory notes were forgiven.

In August 2003, two new members purchased an interest in the partnership and contributed $150,000. In addition, the Company has two non-recourse promissory notes receivable from the two members for $800,000, which are payable in full during 2004. This amount constitutes capital subscriptions receivables which are subject to pledge agreements. During 2003, $152,000 was paid towards these notes.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations. After the first year, that ratio shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003 and 2002, the Company net capital was $18,519 and $14,078, respectively.

For 2003 and 2002, the Company's net capital was in excess of the required net capital of $5,000, by $13,519 and $9,078, respectively. The ratio of aggregated indebtedness to net capital for 2003 and 2002 was .94 to 1 and 1.22 to 1, respectively.

NOTE 4 - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in a business checking account, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts for the years ended December 31, 2003 and 2002.

NOTE 5 - COMMITMENT AND CONTINGENCIES:

The Company is obligated under four renewable leases, for office facilities in New York, New Jersey, Wyoming, and Maryland which expire through 2004. Rent expense for 2003 and 2002 were approximately $134,000 and $72,000, respectively.

NOTE 6 - EXEMPTION FROM RULE 15C3-3:

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."